Exhibit 97

XBIOTECH INC.
CLAWBACK POLICY

Definitions

For purposes of this Policy, the following definitions shall apply:

●      “Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

●       “Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, which amount must be computed without regard to any taxes paid by such Executive Officer.

●       “Executive Officer” means the Company’s president, chief executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Executive Officers for purposes of this policy includes, at a minimum, such executive officers identified as such in the Company’s Annual Report on Form 10-K.

●       “Financial Reporting Measure” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission.

●       “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure.

●       “Received” with respect to Incentive-Based Compensation means the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

●       “Recovery Period” means the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement, which date is the earlier to occur of (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition to these last three (3) completed fiscal years, the Recovery Period also applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year. Notwithstanding anything to the contrary in this paragraph, the Recovery Period is limited to Incentive-Based Compensation received on or after October 2, 2023.

Policy Statement

In the event the Company is required to prepare an Accounting Restatement, then the Company will recover reasonably promptly the amount of Erroneously Awarded Compensation that is Received by any current or former Executive Officer during the Recovery Period.

Additionally, the Board, in its discretion and subject to applicable law, may seek to pursue additional remedies permitted by law against any current or former Executive Officer in the event that such Executive Officer willfully engaged in conduct which contributed materially to the Accounting Restatement and is demonstrably or materially injurious to the Company, monetarily or otherwise, subject to any defenses the Executive Officer may have.

Exceptions

The Company will not be required to enforce this Policy to the extent that the Compensation Committee (the “Committee”) of the Board determines that (i) recovery would be impracticable and (ii) one of the conditions of (A), (B), or (C) are satisfied:

(A)        The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company has made a reasonable attempt to recover such amounts, documented such reasonable attempt(s) to recover, and provided that documentation to NASDAQ.

(B)        Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to NASDAQ, that recovery would result in such a violation, and must provide such opinion to NASDAQ.

(C)         Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.

Prohibition on Indemnity or Reimbursement

The Company is prohibited from indemnifying any current or former Executive Officer against the loss of any Erroneously Awarded Compensation or paying or reimbursing such Executive Officers for insurance premiums to recover losses incurred under this Policy.

This Policy supersedes any prior policies of the Company pertaining to recoupment of Incentive-Based Compensation awards.